EXHIBIT 99.1

Equinox Gold Celebrates 5 Million Ounces of Gold Produced from Mesquite Mine

VANCOUVER, BC, July 22, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) is proud to announce that the Mesquite Mine poured its 5 millionth ounce of gold on July 20, 2022. Mesquite commenced operations in March 1986 and is the largest gold mine in California, USA. Since Equinox Gold acquired Mesquite on October 30, 2018, the mine has produced more than 450,000 ounces of gold.

Mesquite has also received Equinox Gold's 2021 Chairman's Safety Award for exemplary safety performance. Mesquite has completed more than 2,082 days and 4.3 million work hours without a lost-time incident, an outstanding achievement that showcases Mesquite's focus on teamwork and safety.

Tony Archuleta, Mesquite Warehouse Technician, holding the gold bar that contains Mesquite’s 5 millionth ounce of gold. Tony started his career at Mesquite in September 1985 and was part of the team when Mesquite poured its first ounce of gold. More than one quarter of the 300-person team has worked at the mine for more than 10 years. From left to right: Doug Reddy, Equinox Gold Chief Operating Officer; Tony Archuleta, Mesquite Warehouse Technician; Ross Beaty, Equinox Gold Chairman. (CNW Group/Equinox Gold Corp.)

Jessica Tiffin, Mesquite Safety Manager, accepting the Chairman’s Safety Award. Jessica has worked at Mesquite since April 2010. From left to right: Bill Martinich, Mesquite General Manager; Ross Beaty, Equinox Gold Chairman; Jessica Tiffin, Mesquite Safety Manager; Doug Reddy, Equinox Gold Chief Operating Officer; Tom Rinaldi, Equinox Gold Senior Vice President US Operations. (CNW Group/Equinox Gold Corp.)

Equinox Gold Contacts:

Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

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SOURCE Equinox Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2022/22/c9048.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 07:15e 22-JUL-22